UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025.

Commission File Number 001-41681

WANG & LEE GROUP, Inc.

(Translation of registrant’s name into English)

Mr. Pui Lung Ho, Chief Executive Officer

5-6/F Wing Tai Factory Building,

3 Tai Yip Street,

Kwun Tong,

Kowloon, Hong Kong

Telephone: +852 2889 1313

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F

Information contained in this report

As previously disclosed in the current report on Form 6-K filed by WANG & LEE GROUP, Inc. (the “Company”) on March 13, 2025, the Company entered into a sale and purchase agreement (the “Agreement”) with ALLIED WORLDWIDE INDUSTRIES LIMITED (the “Vendor”), for the purchase of the entire issued and outstanding share capital of Solar (HK) Limited (“Solar HK”) (the “Acquisition”), a company incorporated under the laws of Hong Kong, for the consideration of HK$15,000,000 (the “Consideration”), which shall be satisfied upon completion, through the issuance of a convertible note (the “Note”) by the Company to the Vendor. The Note will become due on March 30, 2030 (the “Maturity Date”). Subject to the terms therein, the noteholder is entitled to convert the entire or a portion of the Note into the ordinary shares of the Company at the per share price (the “Conversion Price”) at 80% of the trading price of the last trading day prior to the conversion date (the “Current Market Price”). The remaining amount of the Note will automatically convert into the ordinary shares of the Company on the Maturity Date. The issuance of the Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing descriptions of the Note do not purport to be complete and are qualified in their entirety by reference to the Note, which is filed as Exhibit 99.1. The Company issued a press release for closing of the Acquisition on April 1, 2025. A copy of the press release is filed as Exhibit 99.2.

Exhibit Index

Exhibit No.	Description
99.1	Convertible Note dated March 31, 2025
99.2	Press Release.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2025	WANG & LEE GROUP, INC.

	By:	/s/ Pui Lung Ho
	Name:	Pui Lung Ho
	Title:	Chief Executive Officer

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